AB* 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

09059077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davenport & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 11th Floor

(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Mizell — (804) 780-2089

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	Virginia	23219
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Mizell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Davenport & Company LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

Chief Financial Officer, Executive Vice President

Title

Notary Public

ERIN SMITH JEWETT NOTARY PUBLIC MY COMMISSION NUMBER 7114245 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Table of Contents

	Page
Independent Auditors' Report	1
Consolidated Statements of Financial Condition	2
Notes to Consolidated Statements of Financial Condition	3
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	13

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Davenport & Company LLC:

We have audited the accompanying consolidated statements of financial condition of Davenport & Company LLC and subsidiary (the Company) as of December 31, 2008 and 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Davenport & Company LLC and subsidiary as of December 31, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 25, 2009

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

Assets		2008	2007
Cash and cash equivalents (notes 1 and 10)	$	11,476,438	5,258,782
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		1,757,189	1,760,112
Receivable from broker-dealers and clearing organizations (note 4)		287,113	393,462
Receivable under securities borrowed agreements (note 10)		113,100	1,314,000
Receivable from customers (note 5)		56,168,469	61,224,730
Receivable from noncustomers (note 5)		577,552	7,406,369
Securities owned (notes 6 and 11):			
Marketable, at market value		7,190,099	11,620,236
Not readily marketable, at estimated fair value		—	2,311,683
Furniture, equipment, software, and leasehold improvements, at cost (less accumulated depreciation and amortization of $10,931,984 in 2008 and $10,239,642 in 2007) (note 7)		3,008,841	2,373,207
Prepaid expenses and other assets		9,562,318	8,005,476
	$	90,141,121	101,668,059
Liabilities and Members' Interest			
Short-term bank loans (note 8)	$	100,000	7,210,000
Drafts payable		9,363,306	15,685,884
Payable to broker-dealers and clearing organizations (note 4)		2,259,913	3,492,684
Payable to customers (notes 5 and 10)		27,108,881	28,671,904
Payable to noncustomers (note 5)		966,039	70,244
Securities sold, not yet purchased, at market value (note 6)		42	47,122
Accounts payable, accrued expenses, and other liabilities		11,121,009	9,100,518
		50,919,190	64,278,356
Members' interest		39,221,931	37,389,703
Commitments and contingent liabilities (notes 6, 10, 11, and 12)			
	$	90,141,121	101,668,059

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Nature of Business

Davenport & Company LLC (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940. The Company is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. The Company is owned by Davenport & Company of Virginia, Inc., Davenport Corp., and DAVA Corp. (collectively, the Members) who have membership interests of 73%, 18%, and 9%, respectively. The liability of each Member is limited to the balances in each Member's capital account. The Company will continue indefinitely, unless dissolved earlier pursuant to the terms of the operating agreement of the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated statements of financial condition include the accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory services. All material intercompany balances and transactions are eliminated in consolidation.

(b) Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(c) Fair Value

On January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (Statement 157). Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements (note 6). The adoption of Statement 157 did not have a material impact on the Company's financial position, results of operations, or cash flows.

The Company carries cash and cash equivalents, cash segregated under federal and other regulations, securities owned, and securities sold, not yet purchased at fair value. Receivables from brokers-dealers and clearing organizations, receivable under securities borrowed agreements, receivable from customers, receivable from noncustomers, short-term bank loans, drafts payable, payable to brokers-dealers and clearing organizations, payable to customers, and payable to noncustomers are recorded at their carrying amounts, which approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or variable interest rates of many of these instruments.

(d) ***Securities Transactions***

Proprietary securities transactions in regular way trades are recorded on the settlement date, which is not materially different from the trade date.

Marketable securities are valued at fair value as determined by market quotes, except for not readily marketable securities, which are valued at estimated fair value as determined by management.

(e) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice.

(f) ***Income Taxes***

Income taxes are not reflected in the accompanying consolidated statements of financial condition as the responsibility for income taxes is that of the Members and not of the Company.

(g) ***Furniture, Equipment, Software, and Leasehold Improvements***

The Company records depreciation and amortization on the straight-line method based on estimated useful lives of two years for software and the related software licenses, four years for quotation equipment, six years for data processing and communications equipment, and ten years for furniture and fixtures. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

(h) ***Drafts Payable***

Drafts payable represent amounts drawn by the Company against a bank.

(i) ***Use of Estimates***

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) ***Recently Issued Accounting Standards***

In June 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. On December 30, 2008, the FASB issued FASB Staff Position No. 48-3 (FSP 48-3), *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, deferring the application of FIN 48 to fiscal years beginning after December 15, 2008, to give the board additional time to develop guidance on the application of FIN 48 by pass-through entities and not-for-profit organizations. The Company has elected to defer application of FIN 48 in accordance with FSP 48-3. The Company does not believe that implementation of FIN 48 will impact the Company's consolidated statements of financial condition as there are no uncertain tax positions.

(Continued)

(3) Cash Segregated under Federal and Other Regulations

Cash of $2 at December 31, 2008 and 2007 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC).

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 and 2007 consisted of the following:

		2008	
		Receivable	Payable
Securities failed to deliver/receive	$	103,524	1,536,855
Amounts receivable from/payable to clearing broker		—	13,716
Amounts receivable from/payable to clearing organizations		183,589	536,852
Other		—	172,490
	$	287,113	2,259,913

		2007	
		Receivable	Payable
Securities failed to deliver/receive	$	148,713	282,618
Amounts receivable from/payable to clearing broker		—	1,501,046
Amounts receivable from/payable to clearing organizations		244,749	1,631,577
Other		—	77,443
	$	393,462	3,492,684

The Company clears certain of its transactions through another broker-dealer on an omnibus basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Receivables from and Payable to Customers and Noncustomers

Amounts receivable from and payable to customers and noncustomers (principally directors of the Company) include amounts due on cash and margin transactions. Securities owned by customers and noncustomers are held as collateral for receivables. Such collateral is not reflected in the consolidated statements of financial condition and may be repledged by the Company. See further discussion of collateral at notes 8 and 11.

(6) Securities Owned and Securities Sold, Not Yet Purchased

(a) Securities owned and securities sold, not yet purchased, consisted of trading securities at December 31, 2008 and 2007 as follows:

		2008	2007
Owned:			
Marketable securities, at market value:			
State and municipal obligations (primarily located in the Commonwealth of Virginia)	$	4,382,387	10,729,976
U.S. Government agency obligations		1,331,805	842,137
Corporate bonds		560,459	409
Corporate stocks		915,448	47,714
		7,190,099	11,620,236
Not readily marketable securities, at estimated fair value		—	2,311,683
	$	7,190,099	13,931,919
Sold, not yet purchased at market value – corporate stocks	$	42	47,122

On March 7, 2006, the New York Stock Exchange (NYSE) and Archipelago Holdings, Inc. completed a series of mergers (the Merger) and became wholly owned subsidiaries of NYSE Group, Inc (NYX). As a result, the Company no longer owns membership interests (previously known as seats) in the NYSE. Instead of owning seats, the Company acquired a trading license, which was effective for the remainder of 2007 and 2008. The NYSE will conduct future auctions for such licenses each year hereafter, with the price to be determined in accordance with that process.

In conjunction with the Merger, the Company received shares of NYX (restricted for up to three years) in exchange for its seat formerly owned. During May of 2006, the Company offered for sale approximately 54,829 of its restricted NYX shares into a secondary public offering dated May 10, 2006. The offering proceeds were $61.50 per share less underwriters' fees of $1.23 per share for an aggregate value of approximately $3.3 million. In June 2007, the Company sold 1,637 shares of its restricted NYX at $79.09 per share for an aggregate value of approximately $0.1 million.

The Company had 28,233 remaining restricted shares as of December 31, 2007, that had a carrying value of approximately $2.3 million. The Company marked its NYX holdings to market and then applied a discount to that value for illiquidity due to transfer restrictions. The remaining shares of NYX owned were reflected in "Securities Owned – Not Readily Marketable" in the consolidated statement of financial condition at December 31, 2007. The Company recorded net realized and unrealized losses of approximately $253,000 related to these transactions reflected in "Principal transactions" on the consolidated statement of income for the year ended December 31, 2007. As of December 31, 2008, these shares were no longer restricted and no discount was applied.

(Continued)

(b) On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, *Fair Value Measurements*. The fair values of the financial instruments shown in the above table as of December 31, 2008 represent management's best estimates of the amounts that would be received to sell those assets in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company and the fair value measurements reflect estimates provided by independent sources which are evaluated by management.

Statement 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
- Level 3 inputs are unobservable inputs.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2008:

		Fair value measurements at reporting date using		
	December 31, 2008	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Trading Securities:				
State and municipal obligations	$ 4,382,387	—	4,382,387	—
U.S. Government agency obligations	1,331,805	—	1,331,805	—
Corporate bonds	560,459	—	560,459	—
Corporate stocks	915,448	832,449	82,999	—
Total	$ 7,190,099	832,449	6,357,650	—

(7) Furniture, Equipment, Software, and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements are summarized as follows:

	2008	2007
Furniture	$ 3,627,413	3,469,677
Equipment	4,351,000	3,645,967
Software	2,743,430	2,743,430
Leasehold improvements	3,218,982	2,753,775
	13,940,825	12,612,849
Less accumulated depreciation and amortization	10,931,984	10,239,642
Total furniture, equipment, software, and leasehold improvements, net	$ 3,008,841	2,373,207

(8) Short-Term Bank Loans

Short-term bank loans are used to finance loans to customers and noncustomers who have purchased securities under margin agreements and to finance trading and investment securities. These loans are generally made at the short-term collateralized borrowing rate (0.59% and 4.51% at December 31, 2008 and 2007, respectively) and are payable on demand. In addition, the Company has a $1 million unsecured line of credit with a commercial bank.

Short-term bank loans and related collateral outstanding at December 31, 2008 and 2007 were as follows:

	Loans		Collateral	
	2008	2007	2008	2007
Collateralized by company securities	$ —	6,670,000	—	9,436,454
Collateralized by customer securities	—	—	—	10,298,432
Collateralized by noncustomer securities	—	440,000	—	6,415,861
Unsecured line of credit	100,000	100,000	—	—
	$ 100,000	7,210,000	—	26,150,747

(9) Subordinated Borrowings

The Company has approval from the NYSE for a Revolving Note and Cash Subordination Agreement (the Agreement) with a bank for up to $7,500,000. There were no amounts outstanding under the Agreement at December 31, 2008 or 2007, respectively.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(10) Securities Borrowing Activities

Securities borrowed are generally reported as collateralized financing transactions and are recorded in the accompanying consolidated Statement of Financial Condition at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Cash deposited with lenders under securities borrowing agreements totaled $113,100 and $1,314,000 at December 31, 2008 and 2007, respectively. The fair value of the underlying securities used by the Company primarily to effectuate short sales made by customers approximated $111,987 and $1,292,000 at December 31, 2008 and 2007, respectively.

(11) Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In the normal course of its business, the Company enters into various transactions involving off-balance-sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to year-end.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's policy of maintaining custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

(Continued)

(12) Commitments and Contingencies

The Company leases its office space and certain office equipment and software under operating leases expiring at various dates through 2019. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2008 are as follows:

2009	$	3,257,752
2010		3,443,759
2011		3,348,975
2012		3,066,925
2013		2,125,669
2014 and thereafter		2,457,500
Total minimum lease payments	$	17,700,580

The Company is a party to certain legal and regulatory actions arising in the normal course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various actions will not result in any material adverse effects on the consolidated financial position, results of operations, or liquidity of the Company.

(13) Variable Interest Entities (VIEs)

Under the provisions of FASB Interpretation (FIN) No. 46(R), the Company has determined that two entities in which it is the managing member meet the definition of a VIE. However, after further guidance and analysis on the application of FIN 46(R), the Company is not the primary beneficiary of these entities and accordingly, does not consolidate its financial interest in these entities. The entities are limited liability companies, which invest in marketable securities. These limited liability companies have assets of approximately $53,472,000 and $95,650,000 at December 31, 2008 and 2007, respectively. The Company has no exposure to loss as it has no capital invested in the entities. Management fees received by the Company from these entities were approximately $1,243,000 and $2,041,000 for the years ended December 31, 2008 and 2007, respectively.

(14) Net Capital Requirements and Capital Redemption Agreement

The Company is subject to the SEC Rule 15c3-1 and the New York Stock Exchange, Inc., which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rules also provide that equity capital may not be withdrawn or cash distributions paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2008, the Company's net capital, as defined, of $25,186,185 was 48% of aggregate debit balances and was $23,686,185 in excess of the minimum net capital required. At December 31, 2007, the Company's net capital, as defined, of $23,851,399 was 39% of aggregate debit balances and was $22,351,399 in excess of the minimum net capital required.

The Members have agreements with holders of all their outstanding common stock, whereby the Members are required to repurchase the stock in the event of the stockholder's death or retirement. The Company has agreements with the Members, whereby it will distribute to the Members capital sufficient for the Members to complete the redemption, subject to compliance with the rules of the New York Stock Exchange, Inc. The purchase price for such shares and the related units of the Company are determined by the Members' boards of directors and the Company's board of managers, respectively.

During the years ended December 31, 2008 and 2007, cash distributions of Members' interests were as follows:

		2008	2007
Income accumulated in prior year distributed to members during the current year	$	1,583,995	5,026,866
Income accumulated in the current year distributed to members during the current year		5,589,975	5,442,235
Repurchase of members' units for redemption of members' common stock		1,325,320	1,153,951
Total cash distributions of members' interest	$	8,499,290	11,623,052

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 25, 2009

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Davenport & Company LLC:

In planning and performing our audit of the consolidated statements of financial condition of Davenport & Company LLC and subsidiary (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purposes of expressing our opinion on the consolidated statements of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

KPMG

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

and

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5